EXHIBIT 12.2
PACIFIC GAS AND ELECTRIC COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Six
	Months Ended
	June 30,	Year ended December 31,
(in millions)	2016	2015	2014	2013	2012	2011
Earnings:
Net income	$317	$862	$1,433	$866	$811	$845
Income tax (benefit) provision	(172)	(19)	384	326	298	480
Fixed charges	641	1,260	1,176	971	891	880
Total earnings	$786	$2,103	$2,993	$2,163	$2,000	$2,205
Fixed charges:
Interest on short-term borrowings
and long-term debt, net	$614	$1,208	$1,125	$917	$834	$824
Interest on capital leases	2	4	6	7	9	16
AFUDC debt	25	48	45	47	48	40
Total fixed charges	$641	$1,260	$1,176	$971	$891	$880
Preferred stock dividends:
Tax deductible dividends	$4	$9	$9	$9	$9	$9
Pre-tax earnings required to cover
non-tax deductible preferred
stock dividend requirements	3	5	6	7	7	8
Total preferred stock dividends	7	14	15	16	16	17
Total combined fixed charges
and preferred stock
dividends	$648	$1,274	$1,191	$987	$907	$897
Ratios of earnings to combined
fixed charges and preferred
stock dividends	1.21	1.65	2.51	2.19	2.21	2.46

Note:
For the purpose of computing Pacific Gas and Electric Company's ratios of earnings to combined fixed charges and preferred stock dividends, "earnings" represent net income adjusted for the income or loss from equity investees of less than 100% owned affiliates, equity in undistributed income or losses of less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest).  "Fixed charges" include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover the preferred stock dividend requirements.  Fixed charges exclude interest on tax liabilities.